                                                                     EXHIBIT 4.5

                              SECOND AMENDMENT TO
                           ATP OIL & GAS CORPORATION
                             1998 STOCK OPTION PLAN


     WHEREAS, ATP OIL & GAS CORPORATION, a Texas corporation (the "Company") has heretofore adopted the ATP OIL & GAS CORPORATION 1998 STOCK OPTION PLAN (the "Plan"); and

     WHEREAS, the Company desires to amend the Plan in certain respects;

     NOW, THEREFORE, the Plan shall be amended as follows, effective upon the date this amendment is adopted by the Board of Directors of the Company:

     1. Section 6(g) of the Plan shall be deleted and the following shall be substituted therefor:

          "(g) Assignability. An ISO shall not be assignable or otherwise transferable except by will or the laws of descent and distribution, and during the lifetime of an Optionee, an option shall be exercisable only by him or his guardian or legal representative. A Nonqualified Option shall not be assignable or otherwise transferable except (i) by will or the laws of descent and distribution, (ii) pursuant to a qualified domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder, or (iii) with the consent of the Committee."

     2. Section 6(l) of the Plan shall be deleted and the following shall be substituted therefor:

          "(l) Change in Control. If the Company shall be a party to a merger or consolidation that results in at least 40% of the total voting power represented by the voting stock of the Company (or the successor to the Company) outstanding immediately after such merger or consolidation being owned or controlled (including, without limitation, the power to vote) by persons or entities other than the shareholders of the Company immediately prior to such merger or consolidation (a `Transaction'), then, except as provided in any option agreement, upon the consummation of such Transaction, all outstanding options shall immediately vest and become exercisable and such options shall continue to be exercisable for the remainder of the applicable option term. Further, if (i) the Company shall not be the surviving entity in a merger or consolidation (or survives only as a subsidiary of an entity) other than a Transaction as described in the preceding sentence, (ii) the Company sells, leases or exchanges or agrees to sell, lease or exchange all or substantially all of its assets to any other person or entity, (iii) the Company is to be dissolved and liquidated, (iv) any person or entity, including a `group' as contemplated by Section 13(d)(3) of the 1934 Act, acquires or gains ownership or control (including, without limitation, power to vote) of more than 50% of the outstanding shares of the Company's voting stock (based upon voting power) or (v) as a result of or in connection with a contested election of Directors, the persons who were Directors of the Company before such election shall cease to constitute a majority of the Board (each such event is referred to in clauses (i), (ii), (iii) (iv) and (v) herein as a `Corporate Change'), no later than (x) ten days after the approval by the shareholders of the Company of such merger, consolidation, reorganization, sale, lease or exchange of assets or dissolution or such election of Directors or (y) thirty days after a Corporate Change of the type described in clause (iv), the Committee, acting in its sole discretion without the consent or approval of any Optionee, shall effect one or more of the following alternatives, which alternatives may vary among individual Optionee and which may vary among options held by any individual Optionee
     (1) accelerate the time at which options then outstanding may be exercised so that such options may be exercised in full for a limited period of time on or before a specified date (before or after such Corporate Change) fixed by the Committee, after which specified date all unexercised options and all rights of Optionees thereunder shall terminate, (2) require the mandatory surrender to the Company by selected Optionees of some or all of the outstanding options held by such Optionees (irrespective of whether such options are then exercisable under the provisions of the Plan) as of a date, before or after such Corporate Change, specified by the Committee, in which event the Committee shall thereupon cancel such options and cause the Company to pay to each Optionee an amount of cash per share equal to the excess, if any, of the `Change of Control Value' (as hereinafter defined) of the shares subject to such Option over the exercise price(s) under such options for such shares, (3) make such adjustments to options then outstanding as the Committee deems appropriate to reflect such Corporate Change (provided, however, that the Committee may determine in its sole discretion that no adjustment is necessary to Options then outstanding), or
     (4) provide that the number and class of shares of Common Stock covered by an option theretofore granted shall be adjusted so that such option shall thereafter cover the number and class of shares of stock or other securities or property (including, without limitation, cash) to which the Optionee would have been entitled pursuant to the terms of the agreement of merger, consolidation or sale of assets and dissolution if, immediately prior to such merger, consolidation or sale of assets and dissolution, the Optionee had been the holder of record of the number of shares of Common Stock then covered by such option. For the purposes of clause (2) of the preceding sentence, the `Change of Control Value' shall equal the amount determined in clause (A), (B) or (C), whichever is applicable, as follows:
     (A) the per share price offered to shareholders of the Company in any such merger, consolidation, sale of assets or dissolution transaction, (B) the price per share offered to shareholders of the Company in any tender offer or exchange offer whereby a Corporate Change takes place, or (C) if such Corporate Change occurs other than pursuant to a tender or exchange offer, the fair market value per share of the shares into which such options being surrendered are exercisable, as determined by the Committee as of the date determined by the Committee to be the date of cancellation and surrender of such options. In the event that the consideration offered to shareholders of the Company in any transaction described in this paragraph consists of anything other than cash, the Committee shall determine the fair cash equivalent of the portion of the consideration offered which is other than cash. The provisions contained in this paragraph shall not terminate any rights of the Optionee to further payments pursuant to any other agreement with the Company following a Transaction or Corporate Change."

     3.  As amended hereby, the Plan is specifically ratified and reaffirmed.

     EXECUTED this 3rd day of January, 2001.


                              ATP OIL & GAS CORPORATION



                              By: /s/ T. Paul Bulmahn
                                  ------------------------------------------

                                      -2-